FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of January 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                               HSBC HOLDINGS PLC

            PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING

                              OR HONG KONG DOLLARS

On 6 November 2006, the Directors of HSBC Holdings plc declared a third interim dividend for 2006 of US$0.15 per ordinary share. The dividend is payable on 18 January 2007 to shareholders on the Principal Register, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register at close of business on 24 November 2006 in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. However, if shareholders have an address in the United States they will automatically receive any dividend payable in United States dollars unless they currently receive payment in one of the other currencies or make an election to do so. In the absence of instructions to the contrary, shareholders on the Hong Kong Overseas Branch Register and the Bermuda Overseas Branch Register will automatically receive dividends in Hong Kong dollars and United States dollars respectively.

Dividends payable in cash in sterling or Hong Kong dollars will be converted from United States dollars at the forward exchange rates to 18 January 2007 quoted by HSBC Bank plc in London at 11.00 am on 8 January 2007 (US$1 = HK$7.7893 and GBP1 = US$1.93325). Accordingly, the amount payable on 18 January will be:

           US$0.15 per share;

           approximately HK$1.168395 per share; or

           approximately GBP0.077590 per share.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be US$0.75 per ADS. The dividend will be paid on 18 January 2007 in cash in United States dollars or in new shares to those who have elected to receive the scrip dividend alternative. The cash dividend for participants in the dividend reinvestment plan, operated by the depositary, will be invested in additional ADSs.



R G Barber

Group Company Secretary

HSBC Holdings plc


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  08 January 2007